EXHIBIT 99.1



NEWS RELEASE

PGTI Reports 2021 Third Quarter Results
and Maintains Fiscal 2021 Guidance

VENICE, Fla., November 11, 2021 – PGT Innovations, Inc. (NYSE: PGTI), a national leader in premium windows and doors, including impact-resistant products and products designed to unify indoor/outdoor living spaces, today announced financial results for its third quarter ended October 2, 2021.

Financial Highlights for Third Quarter 2021 compared to Third Quarter 2020

- Net sales increased 26 percent, to $300 million, which includes $25 million from consolidation of Eco Enterprises (f/k/a Eco Windows Systems)
- Gross profit increased 20 percent, to $104 million
- Net loss attributable to common shareholders was $0.11 per diluted share, driven primarily by pre-tax debt extinguishment costs totaling $25.5 million
- Adjusted net income was $0.26 per diluted share
- Adjusted EBITDA was $43 million

Full-Year 2021 Guidance (includes results for Eco from date of acquisition at 100% of its sales)

- Net sales expected in the range of $1.10 billion to $1.20 billion
- Adjusted EBITDA expected in the range of $160 million to $190 million

"Our ongoing efforts to increase manufacturing capacity have enabled us to meet strong demand across our key markets. With organic growth of 14 percent combined with the contribution of Eco Enterprises, we achieved a 26 percent growth in sales for the third quarter compared to last year's third quarter," said Jeff Jackson, President and Chief Executive Officer. "In response to the continued strength in the housing market, over the past year we have taken steps to increase hiring and employee training, implement manufacturing improvements, and secure our supply of key inputs such as glass and aluminum. We expect these investments to enable further growth as U.S. economic strength continues."

"To offset the increased costs for raw materials and labor, we took a number of pricing actions earlier in the year which are beginning to take hold, and announced an additional price increase in October," Jackson continued. "Sales and margins improved sequentially from the second quarter, and with more realized pricing we anticipate further margin improvement in the fourth quarter and heading into 2022."

"As our company continues to grow, we are excited to have recently named Eric Kowalewski as Executive Vice President of Florida Operations," added Jackson. "We believe Eric's experience developing high-performance teams and global supply chains as well as leading multi-site manufacturing locations will drive further improvement of operations and integration of businesses."

"Subsequent to the end of the third quarter, we completed the acquisition of Anlin Windows & Doors, a widely regarded brand of vinyl replacement windows and doors in our western region. We believe Anlin will be a great fit with our existing Western Window Systems brand, which is a leading provider of aluminum products for the new home construction market. The acquisition allows us to serve both markets with a broad product portfolio and expanded sales network," concluded Jackson.

"During the quarter, we completed a private offering of $575 million of 4.375% senior notes due in 2029," said Brad West, Senior Vice President and Interim Chief Financial Officer. "The notes were offered to refinance our existing notes at a 2.375% reduction in interest rate, repay borrowings under our existing term loan facility, and together with borrowings under the Company's credit agreement, the purchase price of Anlin. The debt refinancing will reduce our annual interest expense going forward."

"With our positive outlook for the fourth quarter, we are maintaining our full-year guidance for 2021, including net sales in the range of $1.10 billion to $1.20 billion, and adjusted EBITDA in the range of $160 million to $190 million," concluded West.

2021 Guidance

	Prior 2021 Guidance* (as of 08/12/2021)		2021 Guidance* (unchanged as of 11/11/2021)	
Net sales (in billions)	$1.10	$1.20	$1.10	$1.20
% growth	25%	36%	25%	36%
EBITDA (in millions)	$160	$190	$160	$190
% growth	7%	27%	7%	27%
* 2021 guidance includes Eco at 100% contribution for the post-acquisition period.				

Conference Call

PGT Innovations will host a conference call today at 10:30 a.m. The conference call will be available at the same time through the Investor Relations section of the PGT Innovations, Inc. website, http://ir.pgtinnovations.com/events.cfm.

To participate in the teleconference, kindly dial into the call about 10 minutes before the start time: 833-316-0547 (U.S. toll-free) and 412-317-5728 (International). A replay of the call will be available within approximately one hour after the scheduled end of the call on November 11, 2021, through approximately 12:30 p.m. on November 18, 2021.

To access the replay, dial 877-344-7529 (U.S. Only toll-free), 855-669-9658 (Canada Only toll-free) and 412-317-0088 (International) and refer to pass code 10160865. Other international replay dial-in numbers can be obtained at: https://services.choruscall.com/ccforms/replay.html.

You may join the conference online by using the following link: https://services.choruscall.com/links/pgti2111114kU3gJ9W.html.

The webcast will also be available through the Investor Relations section of the PGT Innovations, Inc. website: http://ir.pgtinnovations.com/events.cfm.

About PGT Innovations, Inc.

PGT Innovations manufactures and supplies premium windows and doors. Their highly engineered and technically advanced products can withstand some of the toughest weather conditions on earth and are revolutionizing the way people live by unifying indoor and outdoor living spaces. PGT Innovations creates value through deep customer relationships, understanding the unstated needs of the markets it serves and a drive to develop category-defining products. PGT Innovations is also the nation's largest manufacturer of impact-resistant windows and doors, holds the leadership position in its primary market, and is part of the S&P SmallCap 400 Index.

The PGT Innovations' family of brands include PGT® Custom Windows & Doors, CGI®, CGI Commercial®, WinDoor®, Western Window Systems®, NewSouth Window Solutions®, Eco Enterprises®, and Anlin Windows & Doors®. The company's brands, in their respective markets, are a preferred choice of architects, builders and homeowners throughout North America and the Caribbean. Their high-quality products are available in custom and standard sizes with massive dimensions that allow for unlimited design possibilities in residential, multi-family and commercial projects. For additional information, visit www.pgtinnovations.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "assume," "believe," "could," "estimate," "expect," "guidance," "intend," "many," "positioned," "potential," "project," "think," "should," "target," "will," "would" and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our acquisition of Anlin; pricing actions benefiting margins; improvement of our operations and business integration; and our Sales and EBITDA guidance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- the impact of the COVID-19 pandemic and related measures taken by governmental or regulatory authorities to combat the pandemic, including the impact of the pandemic and these measures on the economies and demand for our products in the states where we sell them, and on our customers, suppliers, labor force, business, operations and financial performance;
- unpredictable weather and macroeconomic factors that may negatively impact the repair and remodel and new construction markets and the construction industry generally, especially in the state of Florida and the western United States, where the substantial portion of our sales are currently generated, and in the U.S. generally;
- changes in raw material prices, especially for aluminum, glass and vinyl, including, price increases due to the implementation of tariffs and other trade-related restrictions or pandemic-related supply chain interruptions;
- our dependence on a limited number of suppliers for certain of our key materials;
- our dependence on our impact-resistant product lines, which increased with our acquisition of a 75% ownership stake in Eco Enterprises and its related companies (collectively, the "Eco Acquisition"), and contemporary indoor/outdoor window and door systems, and on consumer preferences for those types and styles of products;
- the effects of increased expenses or unanticipated liabilities incurred as a result of, or due to activities related to our recent acquisitions, including Anlin and our Eco Acquisition;
- our level of indebtedness;
- increases in bad debt owed to us by our customers in the event of a downturn in the home repair and remodel or new home construction channels in our core markets and our inability to collect such debt;
- the risks that the anticipated cost savings, synergies, revenue enhancement strategies and other benefits expected from our acquisition of NewSouth and from our Eco Acquisition, may not be fully realized or may take longer to realize than expected or that our actual integration costs may exceed our estimates;
- increases in transportation costs, including increases in fuel prices;
- our dependence on our limited number of geographically concentrated manufacturing facilities, which increased further due to our Eco Acquisition;
- sales fluctuations to and changes in our relationships with key customers;
- federal, state and local laws and regulations, including unfavorable changes in local building codes and environmental and energy code regulations;
- risks associated with our information technology systems, including cybersecurity-related risks, such as unauthorized intrusions into our systems by "hackers" and theft of data and information from our systems, and the risks that our information technology systems do not function as intended or experience temporary or long-term failures to perform as intended;
- product liability and warranty claims brought against us;
- in addition to our acquisition of Anlin, and our Eco Acquisition, our ability to

successfully integrate businesses we may acquire in the future, or that any business we acquire may not perform as we expected at the time we acquired it; and

- the other risks and uncertainties discussed under "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for the year ended January 2, 2021 and our other filings with the Securities and Exchange Commission.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. Except to the extent required by law, we expressly disclaim any obligation to publicly update or revise any forward-looking statement contained herein to reflect any change in the Company's expectations with regard to any change in events, conditions, or circumstances on which any statement is based.

Use of Non-GAAP Financial Measures

This press release and the financial schedules include financial measures and terms not calculated in accordance with U.S. generally accepted accounting principles (GAAP). A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position, or cash flows, but excludes or includes amounts that would not be so excluded or included in the most comparable U.S. GAAP measure. Management believes that presentation of non-GAAP measures such as Adjusted net income, Adjusted net income per share, and Adjusted EBITDA provides investors and analysts with an alternative method for assessing our operating results in a manner that enables investors and analysts to more thoroughly evaluate our current performance compared to past performance. Management also believes these non-GAAP measures provide investors with a useful baseline for assessing our future earnings potential. The non-GAAP measures included in this press release are provided to give investors access to types of measures that we use in analyzing our results, and for internal planning and forecasting purposes. These non-GAAP financial measures, which may not be comparable to similarly titled measures reported by other companies, should not be considered in isolation from or as a substitute for the related U.S. GAAP measures and should be read together with financial information presented on a U.S. GAAP basis. The Company defines its non-GAAP measures as follows:

Adjusted net income consists of GAAP net income adjusted for the items included in the accompanying reconciliation. Adjusted net income per share consists of GAAP net income per share adjusted for the items included in the accompanying reconciliation.

Adjusted EBITDA consists of net income, adjusted for the items included in the accompanying reconciliation. We believe that Adjusted EBITDA provides useful information to investors and analysts about the Company's performance because they eliminate the effects of period-to-period changes in taxes, costs associated with capital investments and interest expense. Adjusted EBITDA does not give effect to the cash the Company must use to service its debt or pay its income taxes and thus does not reflect the actual funds generated from operations or available for capital investments.

Schedules that reconcile Adjusted net income, Adjusted net income per share, and Adjusted EBITDA to GAAP net income are included in the financial schedules accompanying this release.

Adjusted EBITDA as used in the calculation of the net debt-to-Adjusted EBITDA ratio, consists of our Adjusted EBITDA as described above, but for the trailing twelve-month period, adjusted pursuant to the covenants contained in the 2016 Credit Agreement due 2022.

SOURCE: PGT Innovations, Inc.

PGT Innovations Contacts:

Investor Relations:	**Media Relations**:
Brad West, 941-480-1600	Stephanie Cz, 941-480-1600
Senior Vice President and Interim CFO	Corporate Communications Manager
BWest@PGTInnovations.com	

PGT INNOVATIONS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited - in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended	
	October 2, 2021	October 3, 2020	October 2, 2021	October 3, 2020
Net sales	$ 300,431	$ 238,033	$ 857,023	$ 661,020
Cost of sales	196,228	151,097	561,849	418,494
Gross profit	104,203	86,936	295,174	242,526
Selling, general and administrative expenses	78,595	56,659	224,106	164,848
Impairment of trade name	—	—	—	8,000
Restructuring costs and charges	—	321	—	4,227
Income from operations	25,608	29,956	71,068	65,451
Interest expense, net	7,686	6,954	22,968	20,979
Debt extinguishment costs	25,472	—	25,472	—
Income (loss) before income taxes	(7,550)	23,002	22,628	44,472
Income tax expense (benefit)	(2,410)	5,680	4,260	9,351
Net income (loss)	(5,140)	17,322	18,368	35,121
Less: Net income attributable to redeemable non-controlling interest	(677)	—	(1,656)	—
Net income (loss) attributable to the Company	$ (5,817)	$ 17,322	$ 16,712	$ 35,121
Calculation of net income per common share attributable to PGT Innovations, Inc. common shareholders:				
Net income (loss) attributable to the Company	$ (5,817)	$ 17,322	$ 16,712	$ 35,121
Change in redemption value of redeemable non-controlling interest	(965)	—	(4,528)	—
Net income (loss) attributable to PGT Innovations, Inc. common shareholders	$ (6,782)	$ 17,322	$ 12,184	$ 35,121
Net income (loss) per common share attributable to PGT Innovations, Inc. common shareholders:				
Basic	$ (0.11)	$ 0.29	$ 0.20	$ 0.60
Diluted	$ (0.11)	$ 0.29	$ 0.20	$ 0.59
Weighted average number of common shares outstanding:				
Basic	59,590	58,963	59,475	58,858
Diluted	59,590	59,442	60,035	59,291

PGT INNOVATIONS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited - in thousands)

	October 2, 2021		January 2, 2021	
ASSETS				
Current assets:				
Cash and cash equivalents	$	114,718	$	100,320
Accounts receivable, net		142,744		92,844
Inventories		79,249		60,317
Contract assets, net		54,004		28,723
Prepaid expenses and other current assets		40,932		19,468
Total current assets		431,647		301,672
Property, plant and equipment, net		162,557		135,155
Operating lease right-of-use asset, net		76,883		38,567
Intangible assets, net		319,433		256,507
Goodwill		362,025		329,695
Other assets, net		3,724		925
Total assets	$	1,356,269	$	1,062,521
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST, AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued expenses	$	116,244	$	84,344
Current portion of operating lease liability		11,227		6,132
Total current liabilities		127,471		90,476
Long-term debt, less current portion		565,665		412,098
Operating lease liability, less current portion		71,096		35,130
Deferred income taxes, net		31,135		28,329
Other liabilities		9,410		11,354
Total liabilities		804,777		577,387
Redeemable non-controlling interest		34,648		—
Total shareholders' equity		516,844		485,134
Total liabilities, redeemable non-controlling interest and shareholders' equity	$	1,356,269	$	1,062,521

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO THEIR
MOST DIRECTLY COMPARABLE GAAP EQUIVALENTS
(unaudited - in thousands, except per share amounts and percentages)

	Three Months Ended		Nine Months Ended	
	October 2, 2021	**October 3, 2020**	**October 2, 2021**	**October 3, 2020**
Reconciliation to Adjusted Net Income and Adjusted Net Income per share - diluted:				
Net income (loss)	$ (5,140)	$ 17,322	$ 18,368	$ 35,121
Reconciling items:				
Acquisition-related costs (1)	1,035	-	1,707	922
Debt extinguishment costs (2)	25,472	-	25,472	-
Business wind-down costs (3)	-	-	4,197	-
Pandemic-related costs (4)	1,041	771	1,041	2,356
Impairment of tradename (5)	-	-	-	8,000
Restructuring costs and charges (6)	-	321	-	4,227
Product line transition costs (7)	-	-	-	382
Tax effect of reconciling items	(6,627)	(273)	(7,832)	(3,973)
Adjusted net income	$ 15,781	$ 18,141	$ 42,953	$ 47,035
Weighted-average diluted shares	*60,100*	*59,442*	*60,035*	*59,291*
Adjusted net income per share - diluted	$ *0.26*	$ *0.31*	$ *0.72*	$ *0.79*
Reconciliation to Adjusted EBITDA:				
Depreciation and amortization expense	$ 13,216	$ 10,810	$ 37,464	$ 31,685
Interest expense, net	7,686	6,954	22,968	20,979
Income tax expense (benefit)	(2,410)	5,680	4,260	9,351
Reversal of tax effect of reconciling items for adjusted net income above	6,627	273	7,832	3,973
Stock-based compensation expense	2,254	1,451	5,748	4,369
Adjusted EBITDA	$ 43,154	$ 43,309	$ 121,225	$ 117,392
Adjusted EBITDA as percentage of net sales	14.4%	18.2%	14.1%	17.8%

(1) In 2021, represents costs relating to our acquisition of Eco, and previously announced acquisition of Anlin. In 2020, represents costs relating to our acquisition of NewSouth.

(2) Represents debt extinguishment costs relating to the issuance of our $575 million of 4.375% senior notes due 2029 and contemporaneous prepayment of our $425 million of 6.750% senior notes due 2026, and the prepayment of our $54 million term loan A facility, which was due in 2022, and subsequent placement of our $60 million term loan A facility due 2024, both transactions relating to the financing of our Anlin Acquisition. Of the $25.5 million of debt extinguishment costs, $21.5 million represents a 5.063% call premium paid for prepaying the $425 million of 6.750% senior notes, and $4.0 million represents the net write-offs of deferred financing premiums, costs, fees and original issue discounts that existed at the time of these events, classified as debt extinguishment costs in the accompanying statement of operations for the three and nine months ended October 2, 2021.

(3) Represents incremental costs related to the wind-down of our commercial business acquired in the New South acquisition. Of the $4.2 million of these costs, $2.7 million are classified as cost of sales, and $1.5 million are classified as selling, general and administrative expenses in the accompanying condensed consolidated statement of operations for the nine months ended October 2, 2021. A portion of these costs may be recoverable through insurance.

(4) Represents incremental costs incurred relating to the coronavirus pandemic and resurgence of its Delta variant in 2021, including cleaning and sanitizing costs for the protection of the health of our employees and safety of our facilities, as well as costs of lost productivity from employee quarantines and testing, classified within selling, general and administrative expenses for the three and nine months ended October 2, 2021 and October 3, 2020.

(5) Represents impairment charge relating to our Western Window Systems trade name, for the nine months ended October 3, 2020.

(6) Represents restructuring costs and charges relating to our 2020 Florida facilities consolidation, which totaled $4.2 million, as classified within the line item on the condensed consolidated statement of operations for the nine months ended October 3, 2020, including an adjustment of $321 thousand in the three months ended October 3, 2020, described as restructuring costs and charges.

(7) Represents costs relating to product line transitions, classified within cost of sales for the nine months ended October 3, 2020.